                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                  SCHEDULE TO/A
                                 (RULE 14D-100)
       TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                        SOUTHWESTERN LIFE HOLDINGS, INC.
                            (NAME OF SUBJECT COMPANY)

                 SWISS RE LIFE & HEALTH AMERICA HOLDING COMPANY
                                SW HOLDINGS INC.
                       (NAME OF FILING PERSONS - OFFERORS)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                             -----------------------

                                    845606102
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 PATRICK O'BRIEN
                               CORPORATE SECRETARY
                 SWISS RE LIFE & HEALTH AMERICA HOLDING COMPANY
                                 175 KING STREET
                                ARMONK, NY 10504
                                  914.828.8000
   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                 AND COMMUNICATION ON BEHALF OF FILING PERSONS)

                                   COPIES TO:
                                 DAVID A. MASSEY
                         SUTHERLAND ASBILL & BRENNAN LLP
                         1275 PENNSYLVANIA AVENUE, N.W.
                              WASHINGTON, DC 20004
                                  212.383.0100

  [ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS
                MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTIONS TO WHICH THE STATEMENT RELATES:

[X]  third-party tender offer subject to Rule 14d-1.    [ ]  going-private transaction subject to Rule 13e-3.

[ ]  issuer tender offer subject to Rule 13e-4.         [ ]  amendment to Schedule 13D under Rule 13d-2.



    Check the following box if the filing is a final amendment reporting the results of the tender offer.[ ]

                         AMENDMENT NO. 1 TO SCHEDULE TO

        This Amendment No. 1 amends and supplements Item 4 of the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 11, 2001, (the "Schedule TO"), by Swiss Re Life & Health America Holding Company, a Delaware corporation ("Parent"), and SW Holdings Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"). The Schedule TO relates to the offer by Purchaser to purchase any and all outstanding shares of Common Stock, par value $0.01 per share (the "Shares" or the "Common Stock"), of Southwestern Life Holdings, Inc., a Delaware corporation ("Southwestern"), at $18.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 11, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Schedule TO.

        Purchaser today announced that it extended the Offer until 12:00 noon, New York City time, on Monday, June 18, 2001. The extension was made pending receipt of the final approval by the Texas Department of Insurance of the acquisition of Southwestern by Purchaser and related transactions (the "Texas Approval"). Purchaser also announced that the Texas Approval was obtained following announcement of the extension of the Offer and that, following the expiration of the Offer as so extended, it had accepted for payment, and paid for, all Shares validly tendered in the Offer.

        The Offer was originally scheduled to expire at 12:00 midnight (New York City time) on June 15, 2001. As of that time, and as of the time of the expiration of the Offer as extended, approximately 9,040,432 Shares (including 22,488 Shares tendered pursuant to a guarantee of delivery), representing approximately 99.7% of the Shares outstanding, had been tendered in the Offer and not withdrawn. Upon receipt of the Texas Approval, Purchaser promptly accepted for payment, and paid for, all of the Shares that had been validly tendered in the Offer. Purchaser anticipates that it will acquire the Shares not tendered in the Offer in a short-form merger under Delaware law, and that the Shares will become delisted by application of the Company to the Nasdaq Stock Market, and the Company's filing of Form 15 with the Securities and Exchange Commission, in the near future. A copy of the press release, dated June 18, 2001, issued by the Purchaser and the Company announcing the extension of the Offer pending satisfaction of conditions to closing, is attached hereto as Exhibit (a)(1)(H) and is incorporated herein by reference. A copy of the press release, dated June 18, 2001, issued by the Purchaser and the Company announcing the purchase of Shares in the Offer, is attached hereto as Exhibit (a)(1)(I) and is incorporated herein by reference.

        Item 12

        Item 12 of the Schedule TO is hereby amended by adding thereto the following:

        (a)(1)(H) Text of press release issued by Parent and Company and dated June 18, 2001 at 8:54 a.m. (filed herewith as Exhibit (a)(1)(H)).

        (a)(1)(I) Text of press release issued by Parent and Company and dated June 18, 2001 at 4:18 p.m. (filed herewith as Exhibit (a)(1)(I).

                                   SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  SWISS RE LIFE & HEALTH AMERICA
                                                  HOLDING COMPANY

                                                  /s/ Jacques E. DuBois

                                                  -----------------------
                                                  (Signature)

                                                  Jacques E. DuBois
                                                  Chairman and Chief
                                                  Executive Officer
                                                  -----------------------
                                                  (Name and Title)


                                                  -----------------------
                                                  (Date)


                                                  SW HOLDINGS INC.

                                                  /s/ Chris C. Stroup

                                                  -----------------------
                                                  (Signature)

                                                  Chris C. Stroup
                                                  President

                                                  -----------------------
                                                  (Name and Title)


                                                  -----------------------
                                                  (Date)

                                  EXHIBIT INDEX

    EXHIBIT
    NUMBER                                      DESCRIPTION

---------------   --------------------------------------------------------------------------
 **(a)(1)(A)      Offer to Purchase dated May 11, 2001.

 **(a)(1)(B)      Form of Letter of Transmittal.

 **(a)(1)(C)      Form of Notice of Guaranteed Delivery.

 **(a)(1)(D)      Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
                  other Nominees.

 **(a)(1)(E)      Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks,
                  Trust Companies and other Nominees

 **(a)(1)(F)      Guidelines for Certification of Taxpayer Identification Number on
                  Substitute Form W-9.

  (a)(1)(G)       Text of Press Release issued by Swiss Re Life & Health America Holding
                  Company and Southwestern Life Holdings, Inc. on April 27, 2001
                  (incorporated herein by reference to the Tender Offer Statement on
                  Schedule TO filed by Swiss Re Life & Health America Holding Company with the Securities and Exchange Commission on April 27, 2001)

 *(a)(1)(H)       Text of Press Release issued by Swiss Re Life & Health America Holding
                  Company and Southwestern Life Holdings, Inc. on June 18, 2001 at 8:54 a.m.

 *(a)(1)(I)       Text of Press Release issued by Swiss Re Life & Health America Holding
                  Company and Southwestern Life Holdings, Inc. on June 18, 2001 at 4:18 p.m.

    (d)(1)        Agreement and Plan of Merger dated April 26, 2001, by and among Swiss
                  Re Life & Health America Holding Company and Southwestern Life Holdings,
                  Inc. (incorporated herein by reference to Exhibit 2.1 of Southwestern
                  Life Holdings, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on April 27, 2001).

    (d)(2)        Voting and Tender Agreement, dated as of April 26, 2001, by and among
                  Swiss Re Life & Health America Holding Company, SW Holdings Inc. and
                  Principal Stockholders (incorporated herein by reference to Exhibit 10.1 of Southwestern Life Holdings, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 27, 2001)

---------------------
        *Filed herewith; all others previously filed.
        ** Filed previously and incorporated herein by reference to Exhibits as designated above and in the Tender Offer Statement on Schedule TO for Southwestern Life Holdings, Inc. filed with the Securities and Exchange Commission on May 11, 2001.